Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

1.  Itaú Unibanco Holding S.A. announces to its shareholders and the market at large that its subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A. (“Itaú Insurance Companies”), as part of the privatization process of IRB-Brasil Resseguros S.A. (“IRB”), have executed on the present date a Shareholders Agreement of IRB with the Federal Government, BB Seguros Participações S.A. (“BB Seguros”), Bradesco Auto Re-Companhia de Seguros and the Fundo de Investimento em Participações Caixa Barcelona, which will have a duration of 20 years, and deliberates on voting rights and the new governance of IRB, which shall now include private sector companies in its controlling group.

2.  In addition to the execution of the Shareholders Agreement, the privatization process of IRB involves the following stages:

(a)	conversion of the preferred shares of IRB in common shares (proportion 1:1);
(b)	creation of a golden share to be held by the Federal Government (with voting rights involving certain decisions); and
(c)
an increase in the capital stock of IRB by its current shareholders through the intermediary of an Extraordinary General Meeting of IRB, with the issuance of new shares, the Federal Government to waive its preemptive rights.

3.  In the increase of the capital stock of IRB, the Itaú Insurance Companies shall disburse, approximately, R$ 2.3 milIion and, at the end of the privatization process, shall jointly hold 15% of the total and voting capital stock of IRB.

4.  The participation of the Itaú Insurance Companies in the restructuring of IRB and their permanence as shareholders enables to the privatization process, assuring the continuity of IRB as a benchmark in the domestic reinsurance market and its international expansion.

5.  The operation has been approved by the Administrative Council for Economic Defense – CADE, the Brazilian anti-trust authority.

6.  The conclusion of the operation, including the efficacy of the Shareholders Agreement is contingent on the approval of the Federal Court of Accounts -TCU and the subsequent increase of capital by the Private Insurance Superintendence - SUSEP.

São Paulo, May 24, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer